SECURITI 06002217 SION

ANNU ... RT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8 - 52916

SEC Mail Processing Section
Washington, D.C.
213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ivy Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Northern Boulevard, Suite 21
(No. and Street)

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

Great Neck (City) New York (State) 11021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl Goodman (212) 509-7800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

1350 Avenue of Americas, 15th Floor	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ivy Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

General Securities Principal

Title

Notary Public

HOWARD SPINDEL
Notary Public, State of New York
No. 31-4787941
Qualified in New York County
Commission Expires November 21, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IVY SECURITIES, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

(PURSUANT TO RULE 17a-5(e)(3))

IVY SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Stockholder of Ivy Securities, Inc.

We have audited the accompanying statement of financial condition of Ivy Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ivy Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

New York, New York
January 26, 2006

IVY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash and cash equivalents	$	388,492
Receivable from clearing broker, including clearing deposits of $50,000		190,529
Receivable from other brokers		7,384
Office equipment, net of accumulated depreciation of $11,723		6,206
Other assets		1,745
	$	594,356
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities, accounts payable and accrued expenses	$	47,792
Stockholder's equity		
Common stock, no par value, authorized, issued, and outstanding 100 shares		10,000
Additional paid-in capital		270,893
Retained earnings		265,671
Total stockholder's equity		546,564
	$	594,356

See accompanying notes to financial statements.

IVY SECURITIES, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2005

Revenues		
Commissions	$	1,989,802
Interest		13,909
		2,003,711
Expenses		
Employee compensation and benefits		896,515
Floor brokerage and clearance fees		271,113
Communications		8,241
Professional fees		33,930
Occupancy		10,789
Other expenses		153,042
		1,373,630
Net income	$	630,081

See accompanying notes to financial statements.

IVY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2005

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
Balances, beginning of year	100	$ 10,000	$ 270,893	$ 135,590
Dividends				(500,000)
Net income				630,081
Balances, end of year	100	$ 10,000	$ 270,893	$ 265,671

See accompanying notes to financial statements.

IVY SECURITIES, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2005

Cash flows from operating activities		
Net income	$	630,081
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,986
Increase (decrease) in cash attributable to changes in assets and liabilities:		
Receivables from clearing broker		(39,740)
Receivables from other brokers		(7,384)
Accounts payable and accrued expenses		(49,824)
Net cash provided by operating activities		537,119
Cash flows used in investing activities, purchases of office equipment		(1,746)
Cash flows used in financing activities, dividends paid		(500,000)
Net increase in cash and cash equivalents		35,373
Cash and cash equivalents, beginning of year		353,119
Cash and cash equivalents, end of year	$	388,492
Supplemental disclosure of cash flow information, cash paid during the year for state income taxes	$	98

See accompanying notes to financial statements.

1. Nature of business

Ivy Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's business is comprised primarily of agency commissions.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Office Equipment

Office equipment is stated at cost less accumulated depreciation. The Company provides for depreciation principally using the straight-line method over an estimated useful life of five years.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Income Taxes

The Company's stockholder has elected to treat the Company as an "S" Corporation. As such, the individual stockholder is liable for the federal and state taxes on corporate income and receives the benefit from corporate loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3. Commitments

The Company is obligated under an office lease that was due to expire on March 31, 2006. The lease payments include fixed rent and are subject to additional rent. In January 2006, this lease was extended to March 31, 2007 under similar terms. Future minimum annual payments under the lease are approximately $11,000 per year.

Rent expense was approximately $11,000 for the year ended December 31, 2005.

4. Net capital requirement

The Company is a member of the National Association of Securities Dealers, Inc., and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $532,000, which was approximately $282,000 in excess of its minimum requirement of $250,000.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. Off-balance sheet risk and concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Substantially all of the Company's cash and cash equivalents are maintained in a single uninsured account.

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to this clearance agreement and includes a clearing deposit of $50,000.

IVY SECURITIES, INC.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

Stockholder's equity		$ 546,564
Less nonallowable assets		
Office equipment, net		6,206
Other assets		1,745
		7,951
Net capital before haircut		538,613
Haircuts		
Money markets		6,704
Net capital		$ 531,909
Aggregate indebtedness		$ 47,792
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 3,186
Minimum net capital required (under SEC Rule 15c3-1)		$ 250,000
Excess net capital ($531,909 - $250,000)		$ 281,909
Percentage of aggregate indebtedness to net capital	$ 47,792 / $ 531,909	
		9%

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited form X-17A-5 Part II-A filing as of December 31, 2005.

Certified
Public
Accountants

Rothstein, Kass & Company
1350 Avenue of the Americas
New York, NY 10019
tel 212.997.0500
fax 212.730.6892
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

To the Stockholder of Ivy Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Ivy Securities, Inc. (the "Company") as of and for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Ivy Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

New York, New York
January 26, 2006